

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 22, 2009

Mr. Greg D. Smith
Chief Financial Officer
Minefinders Corporation Ltd.
2288-1177 W Hastings St.
Vancouver, BC Canada V6E 2K3

> **Re: Minefinders Corporation Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **As Amended June 9, 2009 and September 21, 2009**
> **Response Letter Dated September 30, 2009**
> **File No. 001-31586**

Dear Mr. Smith:

        We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 2. Consolidated Financial Statements

Note 9. Capital stock, page 18

(b) Stock options, page 18

1.   We have considered your response to our prior comment number three and note you consider the TSX to be the primary market in which shares of your common stock trade. Based on this representation, please clarify for us how you determined that your shares "primarily" trade on the TSX by providing quantitative data over a relevant timeframe that supports your assertion.

<u>Closing Comments</u>

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief